NEWS RELEASE

September 22, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Closing of Private Placement

Almaden Minerals Ltd. (the “Company”) announces that it has closed the Private Placement which was outlined in a News Release of September 8, 2010. The Placement consists of 3,000,000 Common Shares at a price of $2.50 per Share. The hold period in Canada on the securities expires on January 23, 2011. The Agents, Industrial Alliance Securities Inc. (“IAS”), Secutor Capital Management Corp. (“Secutor”) and PI Financial Corp. have been granted an over-subscription Option of 15% of the Placement for a period of 30 days from the closing.

Cash commissions, corporate finance fee payable to IAS and Secutor, the Agent’s expenses and fees and expenses of Agent’s counsel totalling $600,793.75 have been paid. The net proceeds received by the Company from the Offering was $6,899,206.25.

The funds generated from the placement are to be used by the Company primarily for the continued exploration on the Company’s exploration projects including the Ixtaca Zone, Mexico.

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden, and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information in this news release.

On Behalf of the Board of Directors

    “Duane Poliquin”

_____________________

Duane Poliquin

Chairman and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.